UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITY EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): June 15, 2006



(Exact name of registrant as specified in its charter)

Kentucky	0-1469	61-0156015
(State of incorporation)	(Commission file number)	(IRS Employer Identification No.)

700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (18 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

(1) On March 9, 2006, the Board of Directors of Churchill Downs Incorporated (the "Company") adopted a proposal to amend the 2004 Restricted Stock Plan (as amended, the "Restricted Stock Plan") to increase the aggregate number of shares of Common Stock available for issuance thereunder from 195,000 to 315,000 shares, subject to approval by the Company's shareholders, which was obtained at the Company's annual meeting held June 15, 2006. The Restricted Stock Plan aids the Company and its subsidiaries in securing and retaining directors and key employees of outstanding ability and provides additional motivation to such directors and employees to exert their best efforts of behalf of the Company and its subsidiaries. The Restricted Stock Plan permits the award of Common Stock to directors and key employees, including officers, of the Company and its subsidiaries who are from time to time responsible for the management, growth and protection of the business of the Company and its subsidiaries.

The description of the Restricted Stock Plan contained herein is qualified in its entirety by reference to the full text of the Restricted Stock Plan, which is attached to this Current Report on Form 8-K as Exhibit 10.1, and is incorporated by reference into this Item 1.01.

(2) On March 28, 2006, the Compensation Committee of the Board of Directors of the Company approved certain objective performance goals pursuant to which the President and Chief Executive Officer of the Company, Thomas H. Meeker and the Executive Vice President, General Counsel and Chief Development Officer of the Company, William C. Carstanjen, may receive a bonus award for fiscal year 2006 under the Churchill Downs Incorporated Amended and Restated Incentive Compensation Plan (1997) (the "Plan"). The performance goals set by the Compensation Committee include the attainment of a pre-tax income target for the Company and certain additional objective performance goals related to the Company's property, its asset utilization strategy, the development of its business, the character of its operations and product offerings, the development of strategic management positions, and a management succession plan. The ultimate bonus award to Mr. Meeker and Mr. Carstanjen will be determined by the extent to which each achieves each of the applicable performance goals. The Compensation Committee retains the discretion to award less than the maximum available based upon its determination of Mr. Meeker's and Mr. Carstanjen's performance in meeting the applicable performance goals.

The maximum dollar amount of bonus that may be awarded to Mr. Meeker under the performance goals established by the Compensation Committee is $1,001,160. The maximum dollar amount of bonus that may be awarded to Mr. Carstanjen under the performance goals is $384,000.

The shareholders of the Company approved these goals at the Company's annual meeting held June 15, 2006, and as a result, the compensation payable to Mr. Meeker and Mr. Carstanjen under the Plan for fiscal year 2006 will qualify as performance-based compensation under Internal Revenue Code §162(m) which will allow the Company to take a tax deduction in the amount of such compensation.

ITEM 9.01.   FINANCIAL STATEMENTS AND EXHIBITS

<u>EXHIBIT INDEX</u>

Numbers	Description
10.1	Churchill Downs Incorporated 2004 Restricted Stock Plan, as Amended

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHURCHILL DOWNS INCORPORATED

June 21, 2006

/s/ Michael E. Miller

Michael E. Miller
Executive Vice President and Chief Financial Officer

CHURCHILL DOWNS INCORPORATED
2004 RESTRICTED STOCK PLAN, AS AMENDED

1. PURPOSE OF PLAN

The Churchill Downs Incorporated 2004 Restricted Stock Plan (the "Plan") is established by Churchill Downs Incorporated (the "Company") to aid the Company and its subsidiaries in securing and retaining directors and key employees of outstanding ability and to provide additional motivation to such directors and employees to exert their best efforts on behalf of the Company and its subsidiaries. The Company expects that it will benefit from the added interest that such directors and employees will have in the welfare of the Company as a result of their ownership or increased ownership of the Company's Common Stock.

2. STOCK SUBJECT TO THE PLAN

The shares that may be awarded under the Plan shall be the Common Stock, no par value, of the Company. The maximum number of shares of Common Stock that may be awarded hereunder (subject to any adjustments as provided below) shall not in the aggregate exceed three hundred fifteen thousand (315,000) shares. Shares that are forfeited as a result of a participant's termination of employment or service as a director or withheld to satisfy applicable tax requirements shall again become available for award under the Plan.

3. ADMINISTRATION

The Plan shall be administered by those members, not less than two, of the Compensation Committee of the Board of Directors, each of whom is a "non-employee director" as defined in Rule 16b-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Committee").

The Committee shall have full power and authority, in its sole discretion subject to the provisions of the Plan, and the sole authority, to (i) award shares under the Plan; (ii) consistent with the Plan, determine the provisions of the shares to be awarded and the restrictions and other terms and conditions applicable to each award of shares under the Plan; (iii) construe and interpret the Plan and the instruments evidencing the restrictions imposed upon stock awarded under the Plan and the shares awarded under the Plan; (iv) adopt, amend and rescind rules and regulations for the administration of the Plan; and (v) generally administer the Plan and make all determinations in connection therewith that may be necessary or advisable in the Committee's sole discretion, and all such actions of the Committee shall be binding upon all participants. Committee decisions and selections shall be made by a majority of its members present at a meeting at which a quorum is present, and shall be final, binding and conclusive upon all persons. Any decision or selection reduced to writing and signed by all of the members of the Committee shall be as fully effective as if it had been made at a meeting duly held. The officers of the Company shall cause the Company to perform its obligations under the Plan in accordance with the determinations of the Committee. The Committee's construction, interpretation and administration of the Plan, including the terms and conditions of shares awarded under the Plan, its determinations with respect to such awards and its selection of eligible directors and employees to whom such awards are made, need not be uniform and may be made selectively among participants under the Plan and directors and employees (whether or not such persons are similarly situated).

4. ELIGIBILITY

Directors and key employees, including officers, of the Company and its subsidiaries who are from time to time responsible for the management, growth and protection of the business of the Company and its subsidiaries shall be eligible for awards of stock under the Plan. The directors and employees who shall receive awards under the Plan shall be selected from time to time by the Committee, in its sole discretion, from among those eligible, and the Committee shall determine, in its sole discretion, the number of shares to be awarded to each such director and employee selected. Members of the Committee shall not be precluded from receiving awards under the Plan during their service on the Committee. Directors and employees selected by the Committee to receive awards of stock hereunder are hereinafter referred to as "Eligible Recipients"

5. RIGHTS WITH RESPECT TO SHARES

Subject to the terms, conditions and restrictions contained in the Plan and in the instrument under which an award is made by the Committee, an Eligible Recipient to whom an award of Common Stock is made hereunder shall have, after delivery to the Company or its designee of a certificate or certificates for such stock to be held in escrow on such Eligible Recipient's behalf, all rights of ownership with respect to such stock, including, without limitation, the right to vote the same, receive any dividends paid thereon and purchase any securities pursuant to that certain Rights Agreement dated as of March 19, 1998, between the Company and National City Bank (as successor Rights Agent to The Fifth Third Bank), as amended, and as the same may be amended, modified or supplemented from time to time.

6.   INVESTMENT REPRESENTATION

If the shares of Common Stock that have been awarded to an Eligible Recipient pursuant to the terms of the Plan are not registered under the Securities Act of 1933, as amended, pursuant to an effective registration statement, such Eligible Recipient , if the Committee shall deem it advisable, may be required to represent and agree in writing (i) that any shares of Common Stock acquired by employee pursuant to the Plan will not be sold except pursuant to an effective registration statement under the Securities Act of 1933, as amended, or pursuant to an exemption from registration under such Act, and (ii) that such director or employee has acquired such shares of Common Stock for the participant's own account and not with a view to the distribution thereof.

7.   CASH BONUSES

If the Committee so determines in its sole and exclusive discretion, the Company may make a cash payment or payments to an Eligible Recipient in connection with an award of Common Stock hereunder, the lapse of restrictions imposed thereon or the payment by the Eligible Recipient of any taxes related thereto.

8.   RESTRICTIONS

(a)   Terms, Conditions and Restrictions. In addition to such other terms, conditions and restrictions as may be imposed by the Committee and contained in the instrument under which awards of Common Stock are made pursuant to the Plan, (i) no Common Stock so awarded shall be restricted for a period (the "Restriction Period") of less than six months or more than ten years unless otherwise specified by the Committee; and (ii) except as provided in paragraph (e) below, an Eligible Recipient of the award who is an employee of the Company shall remain in the employ of the Company or its subsidiaries during the Restriction Period or otherwise forfeit all right, title and interest in and to the shares subject to such restrictions.

(b)   Transferability Restriction. No share awarded under the Plan shall be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of during the Restriction Period applicable thereto.

(c)   Agreements; Stock Legend. As a condition to the grant of an award under the Plan, each Eligible Recipient shall execute and deliver to the Company an agreement in form and substance satisfactory to the Committee reflecting the conditions and restrictions imposed upon the Common Stock awarded. Certificates for shares of Common Stock delivered pursuant to such awards may, if the Committee so determines, bear a legend referring to the restrictions and the instruments to which such awards are subject.

(d)   Additional Conditions. In the agreement evidencing awards or otherwise, the Committee may impose such other and additional terms, conditions and restrictions upon the award as it, in its sole discretion, deems appropriate, including, without limitation: (i) that the Company shall have the right to deduct from payments of any kind due to the Eligible Recipient any federal, state or local taxes of any kind required by law to be withheld with respect to the shares awarded or the payment of related cash bonuses; and (ii) that the Eligible Recipient enter into a covenant not to compete with the business of the Company and its subsidiaries during the period of the Eligible Recipient's employment or service as a director, as the case may be, and for a reasonable time thereafter.

(e)   Lapse of Restrictions. The restrictions imposed under paragraph (a) above shall terminate with respect to the shares of Common Stock to which they apply on the earliest to occur of the following, except no restrictions shall lapse less than six months from the date of award in the event of (i), (ii), (iii) and (iv) below, unless otherwise specified by the Committee:

(i)   The expiration of the Restriction Period;

(ii)   The retirement of an Eligible Recipient who is an employee at or after age 60;

(iii)   The Eligible Recipient's total and permanent disability;

(iv)   The Eligible Recipient's death;

(v)   A Change in Control (as defined below) of the Company; or

(vi)   The acceleration of the termination of such restrictions on such terms and conditions as the Committee may establish in its sole discretion.

Certificates for shares of Common Stock with respect to which restrictions have lapsed as provided above shall, upon lapse thereof, be released from escrow and delivered to the Eligible Recipient, or, in the event of the Eligible Recipient's death, to the Eligible Recipients' personal representative. Any stock legend referring to the restrictions imposed hereunder shall thereupon be removed.

(f)   Change in Control. For purposes of the Plan, a "Change of Control" shall mean the first to occur of the following events:

(i)   the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either the then-outstanding voting securities of the Company (the "Outstanding Company Common Stock") or the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities");

(ii)   individuals who, as of the date of adoption of the Plan, constitute the Board of Directors of the Company (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to the date of adoption of the Plan whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors; or

(iii)   consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another entity (a "Corporate Transaction"), in each case, unless, immediately following such Corporate Transaction, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 60% of, respectively, the then-outstanding shares of Common Stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the Company resulting from such Corporate Transaction (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any employee benefit plan (or related trust) of the Company or such entity resulting from such Corporate Transaction) beneficially owns, directly or indirectly, 20% or more of, respectively, the then Outstanding Company Common Stock resulting from such Corporate Transaction or the Outstanding Company Voting Securities resulting from such Corporate Transaction, except to the extent that such ownership existed prior to the Corporate Transaction, and (iii) at least a majority of the members of the Board of Directors of the Company resulting from the Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial plan or action of the Board of Directors providing for such Corporate Transaction; or

(iv)   approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, actions taken in compliance with that certain Stockholder's Agreement dated as of September 8, 2000, among the Company, Duchossois Industries, Inc. and subsequent signatories thereto, as amended, modified or supplemented from time to time, shall not be deemed a Change in Control.

In addition, if the Company enters into an agreement or series of agreements or the Board of Directors of the Company adopts a resolution that results in the occurrence of any of the foregoing events, and the employment of an Eligible Recipient who is an employee or the service of an Eligible Recipient who is a director is terminated after the entering into of such agreement or series of agreements or the adoption of such resolution, then, upon the termination of such Eligible Recipient's employment or service as a director, as the case may be, a Change of Control shall be deemed to have retroactively occurred on the date of entering into of the earliest of such agreements or the adoption of such resolution.

9.   CHANGES IN CAPITAL

If the outstanding Common Stock of the Company subject to the Plan shall at any time be changed or exchanged by declaration of a stock dividend, stock split, combination of shares, recapitalization, merger, consolidation or other corporate reorganization, an appropriate adjustment shall be made in the number and kind of shares that have been awarded pursuant to the Plan and are subject to restrictions imposed by the Plan and that may thereafter be awarded hereunder.

10.   MISCELLANEOUS

(a)   No Right to Receive Award. Nothing in the Plan shall be construed to give any director or employee of the Company or a subsidiary of the Company any right to receive an award under the Plan.

(b)   <u>Additional Shares Received with Respect to Restricted Stock</u>. Any shares of Common Stock or other securities of the Company received by an Eligible Recipient as a stock dividend on, or as a result of stock splits, combinations, exchanges of shares, reorganizations, mergers, consolidations or otherwise with respect to, shares of Common Stock received pursuant to an award hereunder shall have the same status, be subject to the same restrictions and bear the same legend, if any, as the shares received pursuant to the original award.

(c)   <u>No Effect on Employment Rights, Etc</u>. Nothing in the Plan or in the instruments evidencing the grant of an award hereunder shall in any manner be construed to limit in any way the right of the Company or a subsidiary of the Company to terminate any person's employment or the right of the shareholders to remove any director at any time, or give any right to any person to be or remain employed by, or to serve as a director of, the Company or a subsidiary of the Company.

11.   EFFECTIVE DATE OF PLAN

The Plan shall become effective when approved by the Board of Directors of the Company, subject to approval by the shareholders of the Company at its 2004 annual shareholders' meeting or a special meeting duly called and held.

12.   AMENDMENTS

The Plan may be amended at any time or from time to time by the Committee; <u>provided</u>, however, that no such amendment shall, without the further approval of the Board of Directors:

(i)   Except as provided in paragraph 9 of the Plan, increase the maximum number of shares reserved for purposes of the Plan;

(ii)   Extend the duration of the Plan;

(iii)   Materially increase the benefits accruing to participants under the Plan; or

(iv)   Modify the eligibility requirements of paragraph 4 of the Plan.

Neither shall any amendment or alteration impair the rights of any participant during the Restriction Period without such participant's consent. Amendments to the Plan may be subject to approval by the shareholders of the Company pursuant to applicable federal or state securities laws or rules adopted by NASDAQ or any other stock exchange on which shares of the Company's Common Stock may be listed from time to time.

13.   DURATION, SUSPENSION AND TERMINATION

The Plan shall terminate and no further stock shall be awarded hereunder after January 1, 2014. In addition, the Committee may suspend or terminate the Plan at any time prior thereto. The suspension or termination of the Plan shall not, however, affect any restriction previously imposed or restricted stock awarded pursuant to the Plan.

14.   COMPLIANCE WITH SECTION 16(B)

The Plan is intended to comply with all applicable conditions of Rule 16b-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. All transactions involving the Company's executive officers are subject to such conditions, regardless of whether the conditions are expressly set forth in the Plan. Any provision of the Plan that is contrary to a condition of Rule 16b-3 shall not apply to executive officers of the Company.

15.   SEVERABILITY

The invalidity or unenforceability of any provision of the Plan or any stock awarded hereunder shall not affect the validity and enforceability of the remaining provisions of the Plan and any stock awarded hereunder. The invalid or unenforceable provision shall be stricken to the extent necessary to preserve the validity and enforceability of the Plan and the stock awarded hereunder.

16.   GOVERNING LAW

The Plan shall be governed by the laws of the Commonwealth of Kentucky.